NO ACT

PG
1-22-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

14005062

DIVISION OF
CORPORATION FINANCE

January 28, 2014

JAN 28 2014

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 1-28-14

Susan A. Waxenberg
Time Warner Cable Inc.
susan.waxenberg@twcable.com

Re: Time Warner Cable Inc.

Dear Ms. Waxenberg:

This is in regard to your letter dated January 22, 2014 concerning the shareholder proposal submitted by the Unitarian Universalist Service Committee and the Needmor Fund for inclusion in Time Warner's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Time Warner therefore withdraws its January 10, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Raymond A. Be
Special Counsel

cc: Constance Kane
Unitarian Universalist Service Committee
689 Massachusetts Avenue
Cambridge, MA 02139-3302

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

Time Warner Cable

RECEIVED
2013 JAN 23 PM 2:14
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BY OVERNIGHT COURIER

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

January 22, 2014

Ladies and Gentlemen:

Re: Time Warner Cable Inc. – Shareholder Proposal of the Unitarian Universalist Service Committee and The Needmor Fund-- Withdrawal of Request

In a letter dated January 10, 2014, on behalf of Time Warner Cable Inc. (the "Company"), I requested that the Staff of the Division of Corporation Finance concur that the Company could properly exclude from its proxy statement and proxy to be filed and distributed in connection with its 2014 annual meeting of stockholders (collectively, the "2014 Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on August 6, 2013 by the Unitarian Universalist Service Committee and The Needmor Fund as co-filers (the "Proponents").

Attached as Exhibit A and Exhibit B, respectively, is a letter dated January 17, 2014 from each Proponent to the Company stating that each Proponent voluntarily withdraws the Proposal. In reliance on this letter, we hereby withdraw the January 10, 2014 no-action request relating to the Company's ability to exclude the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please acknowledge receipt of this letter by signing the enclosed copy of this letter and returning it in the postage paid envelope provided.

Please do not hesitate to call me at (212) 364-8519 or by fax at (704) 973-6245, if I may be of further assistance in this matter.

Sincerely,

Susan A. Waxenberg

Susan A. Waxenberg
Vice President & Chief Counsel, Securities

Enclosures

cc: Constance Kane, The Unitarian Universalist Service Committee
Daniel Stranahan, The Needmor Fund
Timothy Smith, Walden Asset Management
Mary E. Alcock, Cleary Gottlieb Steen & Hamilton LLP

Exhibit A

Letter from The Needmor Fund

THE NEEDMOR FUND

January 17, 2014

Mr. Marc Lawrence-Appelbaum
Corporate Secretary
Time Warner Cable, Inc.
60 Columbus Circle, 17th floor
New York, NY 10023

Dear Mr. Lawrence-Appelbaum:

This letter confirms that the Needmor Fund is withdrawing its shareholder resolution requesting review of lobbying related to climate change.

Sincerely,

Daniel Stranahan / RRby

Daniel Stranahan
Chair – Finance Committee

Encl. Resolution Text

CC: Timothy Smith, Walden Asset Management, One Beacon St., Boston, MA 02108

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

Exhibit B

Letter from Unitarian Universalist Service Committee

uusc

January 17, 2013

Mr. Marc Lawrence-Appelbaum
Corporate Secretary
Time Warner Cable, Inc.
60 Columbus Circle, 17th floor
New York, NY 10023

Dear Mr. Lawrence-Appelbaum:

This letter confirms that the Unitarian Universalist Service Committee is withdrawing its shareholder resolution requesting for a review of lobbying related to climate change.

Sincerely,

Constance Kane
Chief Operations Officer

Enclosure: Resolution

Cc: Timothy Smith – Walden Asset Management

UNITARIAN UNIVERSALIST SERVICE COMMITTEE
689 Massachusetts Avenue • Cambridge, MA 02139-3302 • 617-868-6600 • fax: 617-868-7102
www.uusc.org

Walden Asset Management
Advancing sustainable business practices since 1975

January 17, 2014

Ms. Susan A. Waxenberg
Vice President & Chief Counsel, Securities
Time Warner Cable, Inc.
60 Columbus Circle, 17th floor
New York, NY 10023

Dear Ms. Waxenberg:

I write in response to your January 10, 2014 letter to the Securities and Exchange Commission ("SEC"). This letter challenged the shareholder resolution led by the Needmor Fund and Unitarian Universalist Service Committee (Walden clients).

This extensive and thoughtful letter raises two major arguments against the resolution, the first of which is that it substantially conflicts with a shareholder resolution on lobbying. Having studied the two resolutions and the No Action Letter, we agree there is meaningful overlap.

Thus the Needmor Fund and Unitarian Universalist Service Committee are withdrawing the resolution in question. A letter of withdrawal from Needmor and Unitarian Universalist Service Committee is forthcoming.

In light of the urgency of the global climate crisis and the importance of the United States developing forward looking policy and regulations, we did want to make some additional comments about the issues raised in the letter.

The first is a process question. The filing letter from Needmor as well as emails from myself, stated quite clearly that we sought dialogue with the company about these issues. In addition, Walden Asset Management, a long-time investor in Time Warner Cable and holder of 287,000 shares for clients, wrote a letter in September dealing with GHG and renewable goals as well as public policy advocacy on climate emphasizing investor concern about climate change.

We are perplexed to understand why the company is responsive to shareowners on some issues while on other issues there is relative silence from management. How can a group of investors get management's attention and initiate dialogue on new climate related issues that are so important to a growing number of investors? That is a specific communications issue we wish to raise.

As the *New York Times* story today highlights, the climate change issue is critically important to companies and investors alike.

A Division of Boston Trust & Investment Management Company
One Beacon Street Boston, Massachusetts 02108 617.726.7250 Fax: 617.227.2690

We urge Time Warner Cable to embrace the spirit of the points in the shareholder resolution and carefully study Time Warner Cable's involvement in the climate public policy debate.

Asking a company to provide updated information to their investors on a key public policy issue is not an attempt to "micromanage" it is an attempt to be better informed.

Thank you for this opportunity to put these concerns on the record. We sincerely seek a meaningful dialogue with the company on these issues and will continue to seek ways to stimulate the management to respond.

Sincerely,

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement

Cc: Mr. Glenn Britt, CEO, Time Warner Cable
Securities and Exchange Commission, Corporate Finance Division
Tom Robey, Time Warner Cable
Resolution Co-Filers – Needmor Fund, Unitarian Universalist Service Committee

Time Warner Cable

RECEIVED

2013 JAN 13 AM 10: 49

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 10, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Time Warner Cable Inc. – Shareholder Proposal of the Unitarian Universalist Service Committee and The Needmor Fund

Ladies and Gentlemen:

I am writing on behalf of Time Warner Cable Inc. (the "Company") to notify the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal and related statement in support from the Company's materials for its 2014 Annual Meeting of Stockholders (the "2014 Proxy Materials"). The Company received letters from the Unitarian Universalist Service Committee and The Needmor Fund (the "Proponents") jointly submitting the proposal (the "Proposal"), copies of which are attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby respectfully request that the Staff confirm that no enforcement action will be recommended to the Commission against the Company if the Proposal is omitted from the 2014 Proxy Materials. As required by Exchange Act Rule 14a-8(j), we have submitted this letter and its attachments not less than 80 days before the Company files its definitive 2014 Proxy Materials with the Commission. A copy of this letter and its attachments is being sent concurrently to the Proponents in accordance with that Rule, informing them of the Company's intention to omit the Proposal from the 2014 Proxy Materials. The Company currently intends to begin distribution of its definitive 2014 Proxy Materials on or around April 1, 2014.

Exchange Act Rule 14a-8(k) and Section E of Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if the Proponents, either individually or jointly, submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

60 Columbus Circle
New York, NY 10023

I. The Proposal

The resolution contained in the Proposal states:

> Resolved: Shareholders request that the Board of Directors initiate a review and assessment of organizations in which Time Warner Cable is a member or otherwise supports financially for involvement in lobbying on legislation at state or local levels. A summary report of this review should be reviewed by the Board Governance Committee and provided to shareholders.

We hereby respectfully request that the Staff confirm that no enforcement action will be recommended to the Commission against the Company if the Proposal is omitted from the 2014 Proxy Materials for the following reasons: (i) pursuant to Exchange Act Rule 14a-8(i)(11) ("Rule 14a-8(i)(11)") because it substantially duplicates another proposal previously submitted to the Company that the Company intends to include in its 2014 Proxy Materials; and (ii) pursuant to Exchange Act Rule 14a-8(i)(7) ("Rule 14a-8(i)(7)") because it relates to the ordinary business operations of the Company.

II. The Proposal may be omitted based on Rule 14a-8(i)(11) as it substantially duplicates a previously received proposal that the Company intends to include in its 2014 Proxy Materials.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 34-12999 (Nov. 22, 1976) (the "1976 Release"). When two substantially duplicative proposals are received by a company, the Staff has indicated that the company may exclude the later proposal, assuming the company includes the first of the proposals in its proxy materials. *See Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *see also Pacific Gas & Electric Co.* (avail. Jan. 6, 1994).

On August 6, 2013, the Company received, by courier, letters dated August 2, 2013 from the Proponents, jointly submitting the Proposal. On August 1, 2013, the Company had previously received, by facsimile, a shareholder proposal dated July 30, 2013 from Walden Asset Management (the "Prior Proposal," a copy of which is attached as <u>Exhibit B</u>) containing the following resolution:[1]

> Resolved, the shareholders of Time Warner Cable request the Board authorize the preparation of a report, updated annually, and disclosing:

[1] Subsequently, additional proponents joined in supporting the Prior Proposal.

> 1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
>
> 2. Payments by Time Warner Cable used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
>
> 3. Time Warner Cable's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
>
> 4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.
>
> For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Time Warner Cable is a member.
>
> Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.
>
> The report shall be presented to the Audit Committee or other relevant Board oversight committees and posted on the company's website.

It is well settled that proposals need not be identical in order to be excludable under Rule 14a-8(i)(11). The standard that the Staff traditionally has applied for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). If they do so, the second proposal may be excluded as substantially duplicative of the first proposal, despite differences in the terms or breadth of the proposals and even if the proposals request different actions. Applying this standard, the Staff has consistently found, for example, proposals concerning lobbying and proposals concerning the broader realm of political contributions to be duplicative, despite proponents' arguments that the two corporate activities were distinguishable. *See, e.g., WellPoint, Inc.* (avail. Feb. 20, 2013); *JPMorgan Chase & Co.* (avail. Feb. 24, 2012); *AT&T Inc.* (recon., avail. Mar. 1, 2012); and *Occidental Petroleum Corp.* (avail. Feb. 25, 2011). Similarly, the Staff has concurred that a variety of proposals addressing lobbying are substantially duplicative for purposes of Rule 14a-8(i)(11) even where the terms and breadth of the two proposals have been somewhat different. *See, e.g., Johnson & Johnson* (avail. Feb. 23, 2012); *Goldman Sachs Group, Inc.* (avail. Mar. 14, 2012).

The principal thrust and focus of both the Proposal and the Prior Proposal is the same: specifically, a review of, and report on, the Company's lobbying activities and policies

governing these activities, including the organizations of which it is a member and recipients of its financial support. In particular:

- Both proposals request a review of the Company's lobbying activities.
- Both proposals require the report be reviewed by a Board committee and provided to shareholders.
- Both proposals address concerns regarding indirect lobbying efforts by the Company.
- Both proposals seek greater transparency regarding the policies and procedures by which the Company determines to support such efforts and oversight and compliance with such policies and procedures.
- Both proposals allude to the potential reputational risk to the Company posed by its lobbying activities and refer specifically to the American Legislative Exchange Council ("ALEC") as an example of a lobbying organization of which the Company is a member which takes positions allegedly counter to the Company's policies.

The shared thrust and focus of the Proposal and Prior Proposal is further evidenced by the similarities and argumentation included in their recitals and supporting statements. They each focus on investor concern and skepticism about involvement in lobbying, the need for related transparency and the proponents' negative views about the Company's involvement with ALEC.

Not only are the proposals focused on the same outcome, the slightly more specific focus of the Proposal is subsumed in the Prior Proposal. Logically, the Staff has found shareholder proposals to have the same principal thrust, and thus to be substantially duplicative and excludable under Rule 14a-8(i)(11), where one proposal is subsumed by the other. *See, e.g., General Electric Company* (avail. Jan. 23, 2013) (concurring with the exclusion under Rule 14a-8(i)(11) of a proposal to adopt a policy that the company no longer pay dividends or dividend equivalent payments to senior executives for unvested shares as substantially duplicative of an earlier proposal that the company cease all "Executive Stock Option Programs, and Bonus Programs"); and *Bank of America Corp.* (avail. Feb. 24, 2009) (concurring with the exclusion under Rule 14a-8(i)(11) of a proposal requesting a policy requiring senior executives to hold at least 75% of shares acquired through equity compensations programs until two years after their termination or retirement as substantially duplicative of an earlier proposal in which a similar policy was one of the many requests made). In each case, the action requested by the later proposal was already covered by the action requested in the earlier proposal, rendering the later proposal duplicative.

The Proposal is clearly subsumed by the Prior Proposal:

- The Proposal focuses on lobbying regarding legislation at the state or local level; the Prior Proposal includes in its scope lobbying regarding legislation on the local, state and federal levels.

- The Proposal requests a review and assessment of lobbying organizations with which the Company is involved and the rationale for the Company's support of them; the Prior Proposal requests information regarding the identity of organizations of which the Company is a member or to which the Company contributes money, as well as a description of the Company's decision making process and the policies and procedures governing its involvement with such entities.

- The Proposal asks for a single report; the Prior Proposal asks for an annually updated report.

It would be difficult, if not impossible, to implement the Prior Proposal and meet the concerns expressed therein without addressing the concerns raised in, and taking the actions requested by, the Proposal.

Because of the duplication, including both proposals in the Company's 2014 Proxy Materials would require the Company's shareholders to consider substantially the same matters and would create the risk of confusing them. Shareholders might incorrectly assume that the proposals were substantively different and the requested reports directed toward dissimilar issues. This result would be in direct contradiction of the purpose of Rule 14a-8(i)(11) described above. Accordingly, the Company believes that the Proposal may be excluded from the 2014 Proxy Materials as substantially duplicative of the Prior Proposal.

III. The Proposal may be excluded based on Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

The Commission has consistently taken the position that a shareholder proposal may be omitted from a proxy statement under Rule 14a-8(i)(7) if it relates to the company's "ordinary business" operations. In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission noted that the term "ordinary business" is "rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations," and "refers to matters that are not necessarily 'ordinary' in the common meaning of the word." The Commission further explained that the general policy underlying the Rule 14a-8(i)(7) exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders' meeting."

The Commission's guidance for the analysis of ordinary business operations focuses on two key considerations. *See* 1998 Release. First, whether the tasks addressed by the shareholder proposal are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Second, "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release.

The Proposal may be omitted under Rule 14a-8(i)(7) as related to the Company's ordinary business operations because it attempts to micro-manage the Company's choice of lobbying activities, organizations and contributions. The Company devotes significant time and resources to participating in the legislative and regulatory process, including taking positions on legislative policies that management believes are in line with the best interests of the Company. This process involves a review and evaluation of numerous factors, including the likelihood that lobbying efforts will be successful and the anticipated effect of specific regulations on the Company's financial position and shareholder value. Likewise, decisions as to how best to implement the Company's lobbying policies and accomplish its regulatory objectives, including what organizations to support in light of the Company's legislative and regulatory goals, involve complex decisions implicating the impact of the proposed legislation or regulation on the Company's business, the use of corporate resources and the interaction of such efforts with other lobbying and public policy communications by the Company. Shareholders are not well positioned to make such judgments and, as a result, such matters are more appropriately addressed by management and the Board.

The Staff has consistently supported the position that a company's selection of organizations to which it contributes involves ordinary business decisions that are best left to the discretion of the company's management. Accordingly, proposals requesting a company to take action with respect to contributions to specific types of organizations relate to a company's ordinary business operations and may be excluded from proxy materials pursuant to Rule 14a-8(i)(7). *See, e.g., Pfizer Inc. (PETA)* (avail. Feb. 12, 2007) (permitting exclusion of a proposal seeking a report on the justification for contributing to the advancement of animal-based testing). Moreover, there is considerable Staff precedent establishing that the facts, circumstances, and evidence surrounding a shareholder proposal, including preambles and supporting statements, can be considered to determine whether a proposal is focused on contributions to specific types of activities or organizations. While the resolution in the Proposal may be neutral on its face, the Proposal's preamble references ALEC and the Company's membership in ALEC in five out of six paragraphs. (We note that the Prior Proposal also referenced ALEC but only in a single paragraph of its supporting statement as one of two examples.) One of the paragraphs specifically cites other corporations that have disassociated themselves from ALEC, leaving little doubt about the true message in the Proponents' Proposal.[2] Accordingly, the resolution, when

[2] On January 6, 2014, Walden Asset Management issued a release (a copy of which is attached as Exhibit C) indicating that a number of its clients and other parties, including the Proponents, have submitted shareholder proposals similar or identical to the Proposal to a number of companies. The text of the release clearly indicates that

read together with its preamble and supporting statement, is comparable to a series of letters in which the Staff has concurred with the exclusion of shareholder proposals regarding general charitable giving where the supporting statements indicate that the proposal, in fact, would serve as a shareholder referendum on donations to a particular charity or type of charity. For example, in *Johnson & Johnson* (avail. Feb. 12, 2007), a proposal requesting that the board of directors implement a policy listing all charitable contributions on the Company's websites was excludable notwithstanding its facially neutral language. The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7), because the supporting statement and two of the seven "Whereas" clauses preceding the resolution centered around contributions to Planned Parenthood and organizations that support abortion and same-sex marriage. *See also Home Depot, Inc.* (avail. Mar. 18, 2011) (permitting exclusion of a proposal requesting a listing of recipients of charitable contributions or merchandise vouchers of $5,000 or more because the proposal, though facially neutral, related to specific types of organizations, *i.e.*, groups supporting the gay, lesbian, bi-sexual and transgender community); and *Bank of America Corp.* (avail. Jan. 24, 2003) (permitting exclusion of a proposal to cease making charitable contributions because the preamble and supporting statement frequently referenced abortion and religious beliefs).

The Company believes that the Proponents' objective is to target a specific lobbying organization in an attempt to substitute shareholders' judgment for the judgment of management and the Board on an ordinary business decision regarding the selection of lobbying organizations that serve the Company's goals. Accordingly, the Proposal falls within the scope of the no-action letters previously issued by the Staff concur with the exclusion of proposals pursuant to Rule 14a-8(i)(7).

* * * * *

For the foregoing reasons, the Company believes it may properly exclude the Proposal from the 2014 Proxy Materials under Exchange Act Rules 14a-8(i)(11) and 14a-8(i)(7). Accordingly, the Company respectfully requests that the Staff concur that it would not recommend enforcement action to the Commission if the Company omits the Proposal from its 2014 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. The Proponents are requested to copy the undersigned on any response it may choose to make to the Staff.

---

the purpose of these proposals is to challenge companies' support of one specific organization – namely, ALEC. As noted previously, Walden Asset Management is the proponent of the Prior Proposal.

If you have any questions or need any further information, please contact the undersigned by telephone at 212-364-8519 or by email at susan.waxenberg@twcable.com.

Very truly yours,

Susan A. Waxenberg

Susan A. Waxenberg
Vice President & Chief Counsel, Securities

cc: Constance Kane, The Unitarian Universalist Service Committee
Daniel Stranahan, The Needmor Fund
Timothy Smith, Walden Asset Management
Mary E. Alcock, Cleary Gottlieb Steen & Hamilton LLP

<u>Exhibit A</u>

Letters from the Proponents received by the Company on August 6, 2013

UUSC

August 2, 2013

RECEIVED

AUG - 6 2013

Time Warner Cable
Law Department

Mr. Marc Lawrence-Appelbaum
Corporate Secretary
Time Warner Cable, Inc.
60 Columbus Circle, 17th floor
New York, NY 10023

Dear Mr. Lawrence-Appelbaum:

For over 70 years, UUSC has advanced human rights and social justice in the United States and internationally. In order to pursue these goals, we partner with a number of grassroots organizations around the world. Representatives of these partners tell us of the great need for global corporations to adopt and implement company-wide policies and practices which protect human rights and the just treatment of employees, and which also sustain the environment.

The Unitarian Universalist Service Committee (UUSC) is the beneficial owner of 800 shares of Time Warner Cable stock. We have owned over $2,000 worth for more than a year and, it is our intent to hold greater than $2,000 in market value through the next annual meeting of Time Warner Cable. Our custodian will gladly provide certification of our ownership.

This resolution is submitted for consideration and action by the stockholders at the next annual meeting and for inclusion in the 2014 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We are co-filing this resolution with Needmor Fund as the primary filer and deputize them to withdraw the resolution for us. We will be represented in person or by proxy at the annual meeting.

Sincerely,

Constance Kane / [signature]

Constance Kane
Chief Operations Officer

Enclosure: Resolution

Cc: Timothy Smith – Walden Asset Management

UNITARIAN UNIVERSALIST SERVICE COMMITTEE
689 Massachusetts Avenue • Cambridge, MA 02139-3302 • 617-868-6600 • fax: 617-868-7102
www.uusc.org

Boston Trust & Investment
Management Company

August 2, 2013

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Unitarian Universalist Service Committee** through its Walden Asset Management division.

We are writing to verify that our client **Unitarian Universalist Service Committee** currently owns **800** shares of **Time Warner Cable Inc.** (Cusip **#88732J207**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Unitarian Universalist Service Committee** has continuously owned and has beneficial ownership of at least $2,000 in market value of the voting securities of **Time Warner Cable Inc.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Additional documentation confirming ownership from our sub-custodians who are DTC participants will be provided.

Further, it is our intent to hold at least $2,000 in market value in the **Unitarian Universalist Service Committee** account through the next annual meeting.

Should you require further information, please contact Timothy Smith at 617-726-7155 or tsmith@bostontrust.com directly.

Sincerely,

Timothy Smith
Senior Vice President

REVIEW LOBBYING AT STATE LEVEL

Whereas: Investors are increasingly concerned about how companies are lobbying at the federal, state and local levels, including indirect lobbying through trade associations and tax-exempt organizations. A high level of transparency helps ensure that lobbying activities are consistent with stated corporate policies and values, thereby reducing reputational and business risk that have the potential to alienate consumers, investors and other stakeholders.

The tax-exempt American Legislative Exchange Council (ALEC) has come under unique scrutiny due to its controversial and partisan public policy positions and the lobbying enabled by the organization through model legislation it provides and promotes. ALEC has been associated with contentious anti-immigration, voter identification and "Stand Your Ground," legislation. More recently, ALEC initiatives have focused on opposition to climate change policies and efforts to weaken state renewable energy standards with the Heartland Institute.

Time Warner Cable is a member of ALEC and funds its work. We believe this partnership may bring significant reputational and business risk to the company.

For example, legislation inspired by ALEC's model "Electricity Freedom Act" calling for the repeal of state-level Renewable Portfolio Standards is being presented to a number of state legislatures. In contrast, Time Warner Cable is a leader in its commitment to address the environment and climate change.

As of July 2013 50 corporations have ended ties with ALEC. Major corporations across a range of industries have disassociated, such as Brown-Forman, Coca-Cola, John Deere, Dell Computers, General Electric, General Motors, Johnson & Johnson, McDonald's, Medtronic, PepsiCo, Procter & Gamble, Unilever and Wal-Mart. In suspending its membership in ALEC in 2012, Wal-Mart's VP of Public Affairs remarked: "We feel that the divide between these activities and our purpose as a business has become too wide."

Yet Time Warner Cable has decided to stay as an ALEC member and funder, and refuses to speak out on ALEC positions that violate Time Warner Cable's policies and values.

Resolved: Shareholders request that the Board of Directors initiate a review and assessment of organizations in which Time Warner Cable is a member or otherwise supports financially for involvement in lobbying on legislation at state or local levels. A summary report of this review should be reviewed by the Board Governance Committee and provided to shareholders.

SUPPORTING STATEMENT

We propose the review should:

1. Examine the philosophy, major objectives and actions taken by the organization supported;

2. Assess the consistency between our company's stated policies, principles, and Code of Conduct with those of the organization supported;

3. Determine if the relationship carries reputational or business risk that could have a negative impact on the company, its shareholders, or other stakeholders;

4. Evaluate management's rationale for its direct involvement in, or financial support of, the organization to determine if the support is in the long-term best interests of the company and its stakeholders;

5. **Assess current and potential internal oversight and controls governing the use of corporate assets for political purposes.**

THE NEEDMOR FUND

RECEIVED

AUG - 6 2013

Time Warner Cable
Law Department

August 2, 2013

Mr. Marc Lawrence-Appelbaum
Corporate Secretary
Time Warner Cable, Inc.
60 Columbus Circle, 17th floor
New York, NY 10023

Dear Mr. Lawrence-Appelbaum:

The Needmor Fund holds 1,066 shares of Time Warner Cable stock. We strongly believe, as we're sure you do, that good governance and corporate responsibility is essential for building shareholder value.

We are filing the enclosed shareholder proposal as the "primary filer" for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Time Warner Cable shares and will continue to hold at least $2,000 worth of Time Warner Cable stock through the next annual meeting. We will be pleased to provide proof of ownership upon request.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155.

We look forward to your response and dialogue in this issue.

Sincerely,

Daniel Stranahan
Chair – Finance Committee

Encl. Resolution Text

CC: Timothy Smith, Walden Asset Management, One Beacon St., Boston, MA 02108

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

REVIEW LOBBYING AT STATE LEVEL

Whereas: Investors are increasingly concerned about how companies are lobbying at the federal, state and local levels, including indirect lobbying through trade associations and tax-exempt organizations. A high level of transparency helps ensure that lobbying activities are consistent with stated corporate policies and values, thereby reducing reputational and business risk that have the potential to alienate consumers, investors and other stakeholders.

The tax-exempt American Legislative Exchange Council (ALEC) has come under unique scrutiny due to its controversial and partisan public policy positions and the lobbying enabled by the organization through model legislation it provides and promotes. ALEC has been associated with contentious anti-immigration, voter identification and "Stand Your Ground," legislation. More recently, ALEC initiatives have focused on opposition to climate change policies and efforts to weaken state renewable energy standards with the Heartland Institute.

Time Warner Cable is a member of ALEC and funds its work. We believe this partnership may bring significant reputational and business risk to the company.

For example, legislation inspired by ALEC's model "Electricity Freedom Act" calling for the repeal of state-level Renewable Portfolio Standards is being presented to a number of state legislatures. In contrast, Time Warner Cable is a leader in its commitment to address the environment and climate change.

As of July 2013 50 corporations have ended ties with ALEC. Major corporations across a range of industries have disassociated, such as Brown-Forman, Coca-Cola, John Deere, Dell Computers, General Electric, General Motors, Johnson & Johnson, McDonald's, Medtronic, PepsiCo, Procter & Gamble, Unilever and Wal-Mart. In suspending its membership in ALEC in 2012, Wal-Mart's VP of Public Affairs remarked: "We feel that the divide between these activities and our purpose as a business has become too wide."

Yet Time Warner Cable has decided to stay as an ALEC member and funder, and refuses to speak out on ALEC positions that violate Time Warner Cable's policies and values.

Resolved: Shareholders request that the Board of Directors initiate a review and assessment of organizations in which Time Warner Cable is a member or otherwise supports financially for involvement in lobbying on legislation at state or local levels. A summary report of this review should be reviewed by the Board Governance Committee and provided to shareholders.

SUPPORTING STATEMENT

We propose the review should:

1. Examine the philosophy, major objectives and actions taken by the organization supported;

2. Assess the consistency between our company's stated policies, principles, and Code of Conduct with those of the organization supported;

3. Determine if the relationship carries reputational or business risk that could have a negative impact on the company, its shareholders, or other stakeholders;

4. Evaluate management's rationale for its direct involvement in, or financial support of, the organization to determine if the support is in the long-term best interests of the company and its stakeholders;

5. **Assess current and potential internal oversight and controls governing the use of corporate assets for political purposes.**

Exhibit B

Letter from Walden Asset Management
received by the Company on August 1, 2013

Walden Asset Management
Advancing sustainable business practices since 1975

July 30, 2013

Mr. Marc Lawrence-Appelbaum
Corporate Secretary
Time Warner Cable, Inc.
60 Columbus Circle, 17th floor
New York, NY 10023

Dear Mr. Lawrence-Appelbaum:

Walden Asset Management holds at least 285,785 shares of Time Warner Cable on behalf of clients who ask us to integrate environmental, social and governance analysis (ESG) into investment decision-making. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with approximately $2.5 billion in assets under management. We are pleased to be a long-term owner of Time Warner Cable stock.

Walden Asset Management is filing this resolution once again with Time Warner Cable seeking a review of your lobbying disclosure, policies and practices as we did last year. We look forward to continuing a constructive dialogue on this important topic as we have on many other issues in the past.

We are filing the enclosed shareholder proposal with for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Time Warner Cable shares. Walden Asset Management will act as the primary filer of the resolution.

We have been a shareholder for more than one year holding over $2,000 of Time Warner Cable shares and will continue to hold at least $2,000 of Time Warner Cable stock through the next annual meeting. Verification of our ownership position will be provided on request by our sub-custodian who is a DTC participant. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Sincerely,

Timothy Smith
Senior Vice President
Director of ESG Shareholder Engagement

Cc: Tom Robey, Time Warner Cable

282

A Division of Boston Trust & Investment Management Company
One Beacon Street Boston, Massachusetts 02108 617.726.7250 Fax: 617.227.2690

STATE STREET

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169
www.statestreet.com

Date: July 30, 2013

To Whom It May Concern:

State Street Bank and Trust Company ("State Street") has acted as sub-custodian for Boston Trust & Investment Management Company (Boston Trust) since October 24, 2011. Walden Asset Management is the investment division of Boston Trust dealing with environmental, social and governance matter.

In connection with a shareholder proposal submitted by Boston Trust on **July 30, 2013** we are writing to confirm that Boston Trust has had beneficial ownership of a least $2,000 in market value of the voting securities of **Time Warner Cable Inc. (Cusip#88732J207)** since October 24, 2011.

State Street serves as the sub-custodian for Boston Trust and Investment Management Company. State Street is a DTC participant.

In witness hereof the individual signing below confirms to best of her knowledge that the above statements are true and accurate.

Sincerely,

Melissa A. Dowey
Assistant Vice President
Date: 7/30/2013

Lobbying Disclosure

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

We believe it is important that Time Warner Cable's lobbying positions, and processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and controversial lobbying activity may pose risks to our company's reputation. We encourage full disclosure of Time Warner Cable's policies, procedures and oversight mechanisms.

Time Warner Cable spent approximately $23 million in 2010, 2011 and 2012 on federal lobbying, according to Senate reports. But this figure may not include grassroots lobbying to influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures. The reports also do not include contributions to tax-exempt organizations which write and endorse model legislation.

Resolved, the shareholders of Time Warner Cable request the Board authorize the preparation of a report, updated annually, and disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Time Warner Cable used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Time Warner Cable's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Time Warner Cable is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant Board oversight committees and posted on the company's website.

Supporting Statement

We encourage transparency as corporate funds influence legislation and regulation, directly and indirectly. We commend Time Warner Cable for updating the disclosure on its website but it stills does not disclose lobbying through trade associations maintaining secrecy as it directs funds or lobbies through these associations. For example, the U.S. Chamber of Commerce spent over $1 billion in lobbying since 1998, yet any Time Warner Cable funds spent through trade associations are secret.

For example, Time Warner Cable is a member of the American Legislative Exchange Council (ALEC) which campaigns vigorously against measures to stop climate change. Most recently ALEC is involved in a campaign challenging renewable energy legislation and regulation at the State level. In contrast, website Time Warner Cable's website publicly affirms its commitment to "protecting the environment."

Exhibit C

Walden Asset Management Release, dated January 6, 2014

Walden Asset Management

Advancing sustainable business practices since 1975

Investors Raise New Set of Issues with Companies on Public Policy and Climate

January 6, 2014 – Investors have engaged companies for over 20 years on climate change, but this year there is a new set of shareholder resolutions challenging companies to evaluate their public policy advocacy specifically related to climate change.

These resolutions are part of a larger investor climate initiative, "Raising the Bar" with companies, in response to the expanding and alarming scientific evidence of changing climate and its significant, negative environmental and economic impacts accompanied by growing risk to companies and investors alike.

Pressing Energy Companies on their Public Policy Positions on Climate

One new category of resolutions presses fossil fuel companies and major energy producers to do a Board level review of their public policy positions and lobbying activities related to energy policy and climate change.

There is a widespread public perception that energy companies have regularly opposed new legislation or regulation addressing climate change. The real picture may be more complicated than this perception, but shareholder proponents argue it is time for companies to evaluate their public policy positions and lobbying on climate and fully disclose the results to investors.

Seven companies have received such a resolution: **American Electric Power, Chevron, ConocoPhillips, Devon Energy, Dominion Resources, and Exxon Mobil.**

The resolution addresses both direct public policy advocacy by the companies as well as advocacy through third-party trade associations such as the U.S. Chamber of Commerce ("Chamber"), American Petroleum Institute, and National Association of Manufacturers ("NAM").

The Chamber and NAM have aggressively campaigned against climate change legislation and regulation going so far as to sue (unsuccessfully) the EPA in an attempt to block it from exercising authority over greenhouse gas emissions.

The Chamber has become "by far the most muscular business lobby group in Washington" ("The Chamber of Secrets," *The Economist*, April 21, 2012) and since 1998 has spent approximately $1 billion on lobbying. Thus major businesses, who are members of the Chamber or sit on its Board, bear significant responsibility for the Chamber's actions on climate.

The resolution (see enclosed example to **Chevron**) calls for an analysis of a company's public policy positions and whether a company's lobbying and expenditures, directly or indirectly, are blocking or advancing action to address climate change.

Resolution filers include clients of Walden Asset Management, PAX World Funds, First Affirmative Financial Network, Zevin Asset Management, The Christopher Reynolds Foundation, Russell Family Foundation, Needmor Fund, religious organizations including the Capuchin Province of St. Joseph, Everence Financial Services, and the Unitarian Universalist Service Association.

Review Lobbying at Federal, State and Local Levels, including ALEC

A second category of resolution calls for companies to review lobbying, including at the state level, and was filed with companies that provided financial support to the American Legislative Exchange Council ("ALEC").

ALEC has been actively promoting a wide range of public policies by creating model legislation for submission to state legislatures. Because of its active role in the public policy process, ALEC's tax-exempt status has been officially challenged at the IRS.

Of particular concern for environmentalists is ALEC's active campaign against state regulations and legislation supporting renewable energy. In this campaign ALEC has partnered with the Heartland Institute, a climate change denying organization, but to date they have had a zero batting average at state legislatures.

ALEC's broad-based partisan agenda and controversial policy positions have prompted a review of this relationship by numerous companies. To date over 50 companies have severed ties to ALEC.

Companies receiving this resolution include: **Dominion Resources, Microsoft, Occidental Petroleum, Pfizer, Time Warner Cable,** and **United Parcel Service.**

Sponsors of this resolution include the State of Connecticut Retirement Plans and Trust Funds, New York State Common Retirement Fund, foundations including The Christopher Reynolds Foundation and Needmor Fund, religious organizations including the Unitarian Universalist Service Association, United Church Funds and Sisters of Charity of the Incarnate Word, Texas, sustainable investment firms such as The Sustainability Group (Loring Wolcott), Zevin Asset Management and clients of Walden Asset Management.

The resolution to **Microsoft** was withdrawn in light of the company's leadership position supporting renewable energy at the state level and its open opposition to ALEC's lobbying campaign against renewables.

Several companies have challenged this resolution at the Securities and Exchange Commission ("SEC"), including **Dominion Resources** and **United Parcel Service.**

Others have agreed to allow a vote at the 2014 stockholder meeting (see enclosed example to **Pfizer**).

Sample Resolution:
Chevron – Review Public Policy Advocacy on Energy Policy and Climate Change

Whereas: The Intergovernmental Panel on Climate Change (IPCC), the world's leading scientific authority on climate change, in their 2013 report confirm warming of the climate is unequivocal and human influence is the dominant cause. Recent extreme weather events have caused significant loss of life and billions of dollars of damage. Many investors are deeply concerned about existing and future effects of climate change on society and business.

The IPCC estimates that a 50% reduction in greenhouse gas emissions globally is needed by 2050 (from 1990 levels) to stabilize global temperatures, entailing a U.S. target reduction of 80%.

Urgent action is needed to achieve the required emissions reduction. We believe the U.S. Congress, Administration as well as States and cities, must enact and enforce strong legislation and regulations to mitigate and adapt to climate change, reduce our use of fossil fuels and move us to a renewable energy future.

Accordingly, we believe companies in the energy sector should review and update their public policy positions related to climate change.

The public perception is that business often opposes laws and regulations addressing climate change or renewable energy. For example, in 2009, when Congress debated comprehensive climate change legislation, oil, gas and electric utilities spent more than $300 million on lobbying. (Opensecrets.org)

Consequently, company political spending and lobbying on energy policy, including through third parties, are increasingly scrutinized. For example, investors question company public policy advocacy through the U.S. Chamber of Commerce, which often obstructs progress on climate-related legislation.

Investors have asked hundreds of companies to disclose their political spending and lobbying policies and over 125 S&P 500 companies now make such disclosures.

Over 500 forward looking businesses such as General Motors, Microsoft, Nike and Unilever, signed the Climate Declaration that supports the need for legislation and states, "Tackling Climate Change is one of America's greatest economic opportunities of the 21st Century."

Resolved: Shareholders request that independent Board members commission a comprehensive review of Chevron's positions, oversight and processes related to public policy advocacy on energy policy and climate change. This would include an analysis of political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations. Shareholders also request the company to prepare (at reasonable cost and omitting confidential information) and make available by September, 2014 a report describing the completed review.

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Supporting Statement

We recommend that this review include:

- Whether our current company positions on climate legislation and regulation are consistent with the reductions deemed necessary by the IPCC;
- Board oversight of our company's public policy advocacy on climate;
- Direct and indirect expenditures (including dues and special payments) for issue ads designed to influence elections, ballot initiatives or legislation related to climate change;
- Engagements with climate scientists and other stakeholders involved in climate policy discussions;
- Proposed actions to be taken as a result of the review.

Sample Resolution:
Pfizer – Review Lobbying at Federal, State, and Local Levels

Whereas: Investors are increasingly concerned about how companies lobby at the federal, state and local levels, including indirect lobbying through trade associations and tax-exempt organizations. A high level of transparency helps ensure lobbying activities are consistent with stated corporate policies and values, thereby reducing reputational and business risk that potentially could alienate consumers, investors and other stakeholders.

The tax-exempt American Legislative Exchange Council (ALEC) has come under unique scrutiny due to its controversial and partisan public policy positions and the lobbying enabled by the organization through model legislation it provides and promotes. ALEC has been associated with contentious anti-immigration, voter identification and "Stand Your Ground," legislation. More recently, ALEC initiatives have opposed climate change policies and efforts to weaken state renewable energy standards with the Heartland Institute.

Pfizer is a member of ALEC and funds its work. We believe this partnership may bring significant reputational and business risk to the company.

For example, legislation inspired by ALEC's model "Electricity Freedom Act" calling for the repeal of state-level Renewable Portfolio Standards is being presented to a number of state legislatures. In contrast, Pfizer is a leader in its commitment to address the environment and climate change.

As of July 2013, 50 corporations have ended ties with ALEC. Major corporations across a range of industries have disassociated, such as Brown-Forman, Coca-Cola, John Deere, Dell Computers, General Electric, General Motors, Johnson & Johnson, McDonald's, Medtronic, PepsiCo, Procter & Gamble, Sallie Mae, Unilever and Wal-Mart. In suspending its membership in ALEC in 2012, Wal-Mart's VP of Public Affairs remarked: "We feel that the divide between these activities and our purpose as a business has become too wide."

Yet Pfizer has decided to continue as an ALEC supporter, and does not speak out on ALEC positions that violate our company's policies and values.

Resolved: Shareholders request that the Board of Directors initiate a review and assessment of organizations in which Pfizer is a member or otherwise supports financially for involvement in lobbying on legislation at federal, state, or local levels. A summary report of this review, prepared at reasonable cost and omitting proprietary information, should be reviewed by the Board Governance Committee and provided to shareholders.

Supporting Statement

We propose the review should:

1. Examine the philosophy, major objectives and actions taken by the organization supported;
2. Assess the consistency between our company's stated policies, principles, and Code of Conduct with those of the organization supported;
3. Determine if the relationship carries reputational or business risk that could have a negative impact on the company, its shareholders, or other stakeholders;
4. Evaluate management's rationale for its direct involvement in, or financial support of, the organization to determine if the support is in the long-term best interests of the company and its stakeholders;
5. Assess current and potential internal oversight and controls governing the use of corporate assets for political purposes.